Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Jefferies & Company, Inc.

520 Madison Avenue, 10th Floor

New York, New York 10022

November 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inphi Corporation
Registration Statement on Form S-1
Filed June 16, 2010
Registration File No. 333-167564

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Inphi Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 P.M. Eastern Time on November 10, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 29, 2010:

(i)	Dates of Distribution: October 29, 2010 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: 8,128

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: 230

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.

Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Rob Brass
	Name:	Rob Brass
	Title:	Executive Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Mark Keene
	Name:	Mark Keene
	Title:	Managing Director

By:	/s/ Tor Braham
	Name:	Tor Braham
	Title:	Managing Director

By:	Jefferies & Company, Inc.

By:	/s/ Ashley Delp
	Name:	Ashley Delp
	Title:	Managing Director